SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-17156

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:  Merisel, Inc. 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Merisel, Inc. 127 West 30th Street, New York, NY  10001

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2008

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements: Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	3

Notes to Financial Statements	4-10

Supplemental Schedule: Schedule of Assets (Held at End of Year) as of December 31, 2008	11

Signatures	12

Exhibit Index	13

Exhibit 23.1 – Consent of Independent Registered Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Merisel, Inc. 401(k) Retirement Savings Plan
New York, NY

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule, as listed in the table of contents as of and for the year ended December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
New York, New York
June 29, 2009

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments: Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$8,643,094	$13,862,473
Guaranteed income fund	5,803,359	5,771,245
Merisel, Inc. common stock	36,501	165,506
Participant loans	506,151	530,479

Total investments	14,989,105	20,329,703

Receivables:
Employer contributions	42,240	40,672

Total assets	15,031,345	20,370,375

Net assets available for benefits	$15,031,345	$20,370,375

See notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Interest income	$239,815
Net depreciation in fair value of Merisel, Inc. common stock	(117,968)
Net depreciation in fair value of pooled separate accounts	(5,260,406)
Total investment loss	(5,138,559)

Contributions:
Employer	643,313
Participant	1,867,574
Rollover	59,406
Total contributions and rollovers	2,570,293

Total deductions	(2,568,266)

Deductions from net assets attributed to:

Benefits paid to participants	2,665,999
Deemed distributions	82,607
Administrative expenses and other deductions, net	22,158
Total deductions	2,770,764

Net decrease in net assets during the year	(5,339,030)

Net assets available for benefits:
Beginning of year	20,370,375

End of year	$15,031,345

See notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of Plan

The following description of the Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of Merisel, Inc.  (the “Company”) who have 30 days of service and are aged twenty-one years or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The Company’s matching contribution is made on a bi-weekly basis in line with each pay period and is subject to an annual true up adjustment. To qualify for the bi-weekly matching contribution, participants must be employed by the Company on the last day of each pay period.  The amount of the matching contribution is reviewed periodically by the Board of Directors which may, at its discretion, determine that no matching contribution will be made. In January 2009, the Board of Directors elected to discontinue the Company’s matching contribution.

Investment Options
Prudential Bank and Trust Company is the trustee while Prudential Retirement Insurance and Annuity Company (collectively “Prudential”) is the custodian and record keeper of the plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The investment options, under the Plan’s group annuity contract with Prudential, are comprised of pooled separate accounts as well as funds held in the insurance company general account reflecting a guaranteed income fund.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, limited to 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points more than the prime rate stated in the Wall Street Journal on the day the loan is made.  The interest rates for loans outstanding at December 31, 2008 ranged from 5.0 percent to 10.25 percent.  Principal and interest is paid ratably through payroll deductions.  The repayment terms are five years or less, but a longer repayment may be permitted for a loan used to buy a principal residence.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years.  In-service distributions are allowed under certain conditions.

Rollovers
A rollover represents transfers of account balances of certain participants into certain investments of the plan from other qualified plans or from individual retirement accounts. During the Plan year ended December 31, 2007, the retained employees of several operating entities previously acquired were allowed to rollover their account balances from their previous employer’s plans to Merisel, Inc. 401(k) Retirement Savings Plan.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Forfeited Accounts
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $14,104 and $26,792 respectively.  These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses.  In 2008 and 2007, employer contributions were reduced by $9,694 and $30,150, respectively, and administrative expenses were reduced by $0, for both years, from forfeited nonvested accounts.

2. Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Common stock is valued at the close price on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Guaranteed Income Fund are valued at contract value as estimated by Prudential Retirement Insurance Company. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined-contribution plan are required to be reported at fair value.  The investment contract’s interest rates are adjusted to market semi-annually. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis.

The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Risks and Uncertainties
The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option.  During 2008 and 2007, the Plan paid $10,375and $10,392, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. common stock.  The Company, at its discretion, decided to pay the fees of the independent registered public accounting firm.

New Accounting Pronouncements
SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS No. 157, “Fair Value Measurements” See Note 4 “Fair Value Measurements” for required note disclosure. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

3. Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

4. Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the investments at fair value, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

There were no investments at fair value classified within level 3 as of December 31, 2008.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance group annuity contract :
Pooled separate accounts	$2,685,748	$5,957,346	-	$8,643,094
Guaranteed income fund	-	5,803,359	-	5,803,359
Merisel, Inc. common stock	36,501	-	-	36,501
Participant loans	-	506,151	-	506,151

Total investments at fair value	$2,722,249	$12,266,856	-	$14,989,105

5. Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$5,803,359	$5,771,245
Pooled separate accounts:
Dryden S&P 500 ® Index Fund	981,763	1,587,105
Fidelity Advisor Equity Growth Account	1,042,041	1,894,148
Lifetime Growth Fund	*	1,003,618
Lifetime Balanced Fund	918,398	1,292,127
Lifetime Conservative Growth Fund	952,462	1,392,264
International Blend/Munder Capital Fund	*	1,098,411
Wells Fargo Advantage Small Cap Value Fund	849,497	1,405,601
Mid Cap Growth/Artisan Partners Fund	*	1,138,320

* Amount represents less than 5%.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

For the year ended December 31, 2008, the net depreciation in the fair value of investments in pooled separate accounts was $5,260,406, and the net depreciation of the fair value of the   investment in Merisel, Inc. Common Stock was $117,968.

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 3.5% and 3.65% in the years ended December 31, 2008 and 2007, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 3.5% and 3.65% at December 31, 2008 and 2007, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 3.5% and 3.65% at December 31, 2008 and 2007, respectively, and were determined based upon the performance of the Plan’s general account. The credited interest rates can be changed semi-annually. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

6. Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential.  Since Prudential is the trustee, custodian, and record keeper as discussed in Note 1, Plan expenses discussed in Note 2 are considered party-in-interest transactions.  Participant loans and Merisel, Inc. common stock are also considered party-in-interest transactions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2008

Identity of issuer or borrower	Description of investment	Cost**	Current value

*Prudential Retirement Insurance	Group annuity contract (GA-37125)

*Prudential Retirement Insurance	Guaranteed Income Fund		$5,803,359
*Prudential Retirement Insurance	Dryden S&P 500 ® Index Fund		981,763
*Prudential Retirement Insurance	Fidelity Advisor Equity Growth Account		1,042,041
*Prudential Retirement Insurance	Lifetime Aggressive Growth Fund		461,213
*Prudential Retirement Insurance	Lifetime Growth Fund		659,424
*Prudential Retirement Insurance	Lifetime Balanced Fund		918,398
*Prudential Retirement Insurance	Lifetime Conservative Growth Fund		952,462
*Prudential Retirement Insurance	International Blend/Munder Capital Fund.		571,805
*Prudential Retirement Insurance	Mid Cap Value Fund (Wellington Mgmt.)		520,822
*Prudential Retirement Insurance	Wells Fargo Advantage Small Cap Value Fund		849,497
*Prudential Retirement Insurance	AllianceBerstein Growth & Income Fund		577,145
*Prudential Retirement Insurance	Mid Cap Growth/Artisan Partners Fund		606,444
*Prudential Retirement Insurance	Small Cap Growth/Granahan Fund		234,810
*Prudential Retirement Insurance	Thornburg International Value Fund		86,621
*Prudential Retirement Insurance	T. Rowe Growth Stock Fund		7,614
*Prudential Retirement Insurance	Lord Abbett Small Cap Blend Fund		25,612
*Prudential Retirement Insurance	American Century Heritage Account		76,738
*Prudential Retirement Insurance	AIM Small Cap Growth Fund		8,453
*Prudential Retirement Insurance	Neuberger Berman Partners Trust Class		3,693
*Prudential Retirement Insurance	Core Bond Enhanced Index / PIM Fund		50,204
*Prudential Retirement Insurance	MSIF Trust U.S. Mid Cap Value Fund		2,235
*Prudential Retirement Insurance	Victory Dividend Stock Fund		6,100
*Participant loans	Loans to participants with interest rates ranging from 5.00% to 10.25%		506,151
*Merisel, Inc.	Shares of plan sponsor common stock		36,501

			$14,989,105
*Indicates a party-in-interest to the Plan as defined by ERISA.

** Cost of participant directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2009 Merisel, Inc. 401(k) Retirement Savings Plan
                (Name of plan)

By:
Victor L. Cisario
Chief Financial Officer

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.                                                DESCRIPTION

23.1        Consent of Independent Registered Public Accounting Firm